UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

PINNACLE AIRLINES CORP.

(Name of issuer)

Common Stock

(Title of class of securities)

723443107

(CUSIP number)

Frederic Dorwart Frederic Dorwart, Lawyers 124 East Fourth Street Tulsa, Oklahoma 74103 (918) 583-9922

(Name, address and telephone number of person authorized to receive notices and communications)

January 27, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 723443107	Page 2 of 12 Pages

(1)	Names of reporting persons Wayne King
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 601,964
	(8)	Shared voting power 0
	(9)	Sole dispositive power 601,964
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 601,964
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 3.15%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 723443107	Page 3 of 12 Pages

(1)	Names of reporting persons Meson Capital Partners, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization New York
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 400,000
	(8)	Shared voting power 0
	(9)	Sole dispositive power 400,000
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 400,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.09%
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 723443107	Page 4 of 12 Pages

(1)	Names of reporting persons Meson Capital Partners, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 410,000
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 410,000
(11)	Aggregate amount beneficially owned by each reporting person 410,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.14%
(14)	Type of reporting person (see instructions) OO (Limited Liability Company)

SCHEDULE 13D

CUSIP No. 723443107	Page 5 of 12 Pages

(1)	Names of reporting persons Ryan J. Morris
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC, PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 10,000
	(8)	Shared voting power 400,000
	(9)	Sole dispositive power 10,000
	(10)	Shared dispositive power 400,000
(11)	Aggregate amount beneficially owned by each reporting person 410,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.14%
(14)	Type of reporting person (see instructions) IN

Page 6 of 12 Pages

Item 1. Security and Issuer

The Schedule 13D is filed with the Securities and Exchange Commission on January 30, 2012 (the “Initial 13D”) by the Reporting Persons (defined below) with respect to the common stock, $.01 par value per share (the “Common Stock”), of Pinnacle Airline Corp. (the “Issuer” or the “Company”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D. The principal executive office address of the Issuer is 1689 Nonconnah Blvd, Suite 111, Memphis, Tennessee 38132.

Item 2. Identity and Background

(a)	This Schedule 13D is jointly filed by (collectively, the “Reporting Persons”):

•	Wayne King (“Mr. King”);

•	Meson Capital Partners, LP (“MCP LP”)

•	Meson Capital Partners, LLC (“MCP LLC”) and

•	Ryan J. Morris (“Mr. Morris”)

(b)

Mr. King:

The primary place of residence for Mr. King is 14 Colt Road, Summit, New Jersey 07901.

MCP, LP:

The principal business address for MCP LP is 531 E. State Street, Ithaca, New York 14850.

MCP, LLC:

The principal business address for MCP LLC is 531 E. State Street, Ithaca, New York 14850.

Mr. Morris:

The primary place of residence for Mr. Morris is 531 E. State Street, Ithaca, New York 14850.

(c)

Mr. King:

The principal occupation of Mr. King is private investor.

MCP LP:

The principal business of MCP LP is an investment partnership.

MCP LLC:

The principal business of MCP LLC is an investment partnership. MCP LLC is the general partner to MCP LP.

Mr. Morris:

The principal occupation for Mr. Morris is managing partner of MCP LLC, whose primary place of business is located at 531 E. State Street, Ithaca, New York 14850.

(d) – (e)

During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 7 of 12 Pages

The entities or persons identified in this Item 2 are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Rule 13d-5 and/or Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the entities or persons that such a group exists.

(f)

Mr. King:

Mr. King is a citizen of the United States of America.

MCP LP:

MCP LP is a limited partnership organized in the State of New York.

MCP LLC:

MCP LLC is a limited liability company organized in the State of Delaware.

Mr. Morris:

Mr. Morris is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration

As of January 27, 2012, Mr. King owns 601,964 shares of Common Stock and had invested $1,488,620.00 (including commissions and fees). The source of these funds was personal funds.

As of January 27, 2012, MCP LP owns 400,000 shares of Common Stock and had invested $352,538.56 (including commissions and fees). The source of these funds was working capital.

As of January 27, 2012, Mr. Morris owns 10,000 shares of Common Stock and had invested $9,000.00 (including commissions and fees). The source of these funds was working capital and personal funds.

Item 4. Purpose of Transaction

The entities listed above (each a “Reporting Person”) purchased the Common Stock based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.

The purposes of the acquisitions of the Common Stock were investment. The acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer. However, the Reporting Persons have had discussions regarding plans to effect a change in the present board of directors of the Issuer. As a result, the Reporting Persons may be deemed to have formed a “group” under the Securities Exchange Act of 1934, as amended, as of January 30, 2012.

The Reporting Persons currently seek to engage the Issuer’s board of directors in discussions concerning the share ownership by Board members, director compensation levels, capital spending, and corporate governance.

Reporting Persons seek the immediate appointment of new shareholder-designated directors, with full voting rights, to (1) act as shareholder representatives, and (2) promptly begin the formation of an equity committee in the event of a Chapter 11 filing.

Consistent with their investment purpose, the Reporting Persons may engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer, one or more members of the board of directors of the Issuer, and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to the

Page 8 of 12 Pages

Issuer’s operations and the foregoing current plans of the Reporting Persons. The Reporting Persons may discuss ideas that, if effected may result in a change of the current plans and in the acquisition by persons of additional Common Stock of the Issuer, the disposition of Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or other changes in the board of directors of the Issuer or its operations.

Except as disclosed above (relating to paragraphs (d) and (e) of the instructions to Item 4 of Schedule 13D, none of the Reporting Persons has any other plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

This Schedule 13D is not a solicitation of any action by stockholders of the Issuer. If a proxy statement is completed and filed, stockholders are advised to read the proxy statement when it becomes available because it will contain important information, and stockholders should rely on such proxy statement and not on this Schedule 13D. The proxy statement, if filed, will be available for free at the SEC’s website at http://www.sec.gov.

Item 5. Interest in Securities of the Issuer

(a) and (b) As of November 1, 2011, the Issuer had 19,127,691 shares of Common Stock outstanding based on the information contained in the Issuer’s Form 10-Q for the quarter ended September 30, 2011, filed on November 4, 2011.

As of the date hereof, Mr. King directly owns 601,964 shares of Common Stock (approximately 3.15%).

As of the date hereof, MCP LP owns 400,000 shares (“MCP LP Shares”) of Common Stock (approximately 2.09%) of the issued and outstanding Common Stock. As general partner of MCP LP, MCP LLC may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the MCP LP Shares. MCP LLC does not own any shares of Common Stock directly and disclaims beneficial ownership of the MCP LP Shares. As managing member of MCP LLC, Mr. Morris may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by MCP LLC. In addition, as of the date hereof, Mr. Morris beneficially owns and has voting and dispositive power over 10,000 shares (“Morris Shares”) of Common Stock (approximately 0.05%) of the issued and outstanding Common Stock. Mr. Morris disclaims beneficial ownership of any shares of Common Stock beneficially owned by MCP LP. MCP LLC, as an entity which is managed by Mr. Morris, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Morris Shares. MCP LLC disclaims beneficial ownership of Morris Shares.

In addition, the group that may have been deemed to be formed by the Reporting Persons may be deemed to beneficially own the 1,011,964 shares of Common Stock of the Issuer held by all of the Reporting Persons combined (approximately 5.29% of the Common Stock of the Issuer), and each of the Reporting Persons may be deemed to beneficially own the shares of each other Reporting Person.

The filing of this Schedule shall not be construed as an admission that any of the Reporting Persons is, for any purpose, the beneficial owner of the Common Stock held by any other Reporting Person, and each disclaims beneficial ownership of the shares held by the others.

(c) During the last 60 days, Boston and Mr. King purchased the following shares of Common Stock in the open market:

Page 9 of 12 Pages

Mr. King:

	September 30,	September 30,	September 30,
Date	Quantity	$ Amount	Price per Share
12/8/2011	-2,571	-3,867.00	1.50
12/8/2011	38,200	57,440.00	1.50
12/9/2011	6,839	9,233.00	1.35
12/12/2011	69,600	83,108.00	1.19
12/13/2011	12,600	12,918.00	1.03
12/19/2011	1,903	1,807.85	0.95
12/20/2011	4,400	3,828.00	0.87
1/24/2012	1	0.76	0.76
1/25/2012	70,600	55,562.20	0.79

MCP LP:

	September 30,	September 30,	September 30,
Date	Quantity	$ Amount	Price per Share
12/19/2011	20,000	19,184.00	0.9592
12/21/2011	100,000	85,560.00	0.8556
1/6/2012	16,129	14,249.97	0.8835
1/9/2012	23,356	21,697.72	0.929
1/10/2012	60,000	58,614.00	0.9769
1/11/2012	7,298	6,641.18	0.91
1/13/2012	12,349	11,237.59	0.91
1/17/2012	353	321.23	0.91
1/18/2012	4,955	4,558.60	0.92
1/19/2012	5,045	4,641.40	0.92
1/20/2012	50,000	44,100.00	0.882
1/20/2012	52	43.16	0.83
1/23/2012	29,948	24,856.84	0.83
1/24/2012	10,515	7,991.40	0.76
1/25/2012	10,000	7,900.00	0.79
1/26/2012	17,400	13,883.46	0.7979
1/27/2012	32,600	27,058.00	0.83

Mr. Morris:

	September 30,	September 30,	September 30,
Date	Quantity	$ Amount	Price per Share
1/9/2012	5,000	4,650.00	0.93
1/11/2012	2,000	1,860.00	0.93
1/27/2012	3,000	2,490.00	0.83

(d)	Not Applicable.

(e)	Not Applicable.

Page 10 of 12 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement

Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2012	WAYNE KING

/s/ Wayne King
Individually

MESON CAPITAL PARTNERS, LP

By: MESON CAPITAL PARTNERS, LLC,
its General Partner

/s/ Ryan J. Morris
Managing Partner

MESON CAPITAL PARTNERS, LLC

/s/ Ryan J. Morris
Managing Partner

RYAN J. MORRIS

/s/ Ryan J. Morris
Individually